STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4


1.  Name and Address of Reporting Person:
   	     Daniel Muehlemann
   	     C/O Ultradata Systems, Inc.
   	     9375 Dielman Industrial Dr.
   	     St. Louis, MO 63132

2.  Issuer Name and Ticker Trading Symbol:
        	Ultradata Systems, Inc. - ULTR

3.  IRS or Social Security Number of Reporting Person:
        	###-##-####


4.  Statement for Month/Year:
        	April, 1998

5.  If Amendment, Date of Original (Month/Year):
        	N/A

6.  Relationship of Reporting Person to Issuer:
              (Check all applicable)

        	   Director	                		       10% Owner
        	X  Officer: (Vice President) 	       Other

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

Title    Trans-  Trans-  Securities         Amount of    Ownership    Nature of
of       action  action  Acquired (A)       Securities   Form:        Indirect
Security Date    Code    Disposed of(D)     Beneficially Direct(D)    Benefic-
                                            Owned at     Indirect(I)  ial
                       	 Amount Code Price  End of Month              Owners-
                                                                       ship

         N/A


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           ( e.g. puts, calls, warrants, options, convertible securities)
   (1)       	  (2)       (3)      (4)       (5)            (6)
Title of     Conversion  Trans-   Trans-    Number of     Date Exer-
Derivative   or Exercise action   action   	Derivative    cisable and
Security     Price of    Date     Code      Securities    Expiration
            	Derivative                    	Acquired (A)  Date
            	Security                      	Disposed (D)



Incentive                                                  Immediate
Stock Option  $3.00     012/01/98   A        4,000 (A)      11/30/03

Table II Cont'd:

     (7)             (8)          (9)          (10)              (11)
Title and Amount  Price of     Number of     Ownership         Nature of
of Underlying     Derivative   Derivative    Form of           Indirect
Security          Security     Securities    Derivative        Beneficial
                               Beneficially  Security          Ownership
                               Owned at End  Direct (D)
                               of Month      or Indirect (I)


Common Stock       $3.00          5,000          (D)              N/A




Signed: Daniel B. Muelhemann
        Vice President - Advanced Products
        January 21, 1999